August 16, 2024

Jiangang Luo
Chief Executive Officer
Bowen Acquisition Corp
420 Lexington Avenue, Suite 2446
New York, New York 10170

Liangwen Wang
Chief Financial Officer
Qianzhi Group Holdings (Cayman) Limited
1705, Block B, KK 100 Building
5016 East Shennan Road
Luoho District, Shenzhen
Guangdong Province, 51800
Peoples Republic of China

       Re: Bowen Acquisition Corp
           Amendment No. 1 to
           Draft Registration Statement on Form S-4
           Submitted July 19, 2024
           CIK No. 0001973056
Dear Jiangang Luo and Liangwen Wang:

     We have reviewed your amended draft registration statement and have the following comments.

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR.
If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our
June 7, 2024 letter.
 August 16, 2024
Page 2
Amendment No.1 to Draft Registration Statement on Form S-4
Letter to Bowen Shareholders, page i

1. Please note here, as you do elsewhere, that Bowen retained Newbridge Securities to evaluate the fairness, from a financial point of view, to the Public Shareholders of the
       Merger Consideration to be paid to the Qianzhi equityholders in the Merger. Please refer to Item 1604(a)(1) of Regulation S-K.
2.     We note your statement that "No compensation has been or will be
received by Bowen   s
       SPAC Sponsors (as defined in Section 1601(c) of Regulation S-K), their affiliates or promoters in connection with the Business Combination or any related financing transaction, and no securities have been or will be issued by Bowen to its SPAC
       Sponsors, their affiliates or promoters in connection with the Business Combination or any related financing transaction." Please revise to provide all the disclosures pursuant to
       Item 1604(a)(3) of Regulation S-K.
3. We note your revise disclosure in the letter to shareholders in response to prior comment
       5; however, all of the provisions remain under proposal 2 on pages 131-132 in the combined proxy statement/prospectus; therefore, we reissue the comment. In addition, please provide your form of proxy as an appendix with your next submission. Refer to the Note to Exchange Act Rule 14a-4(a)(3) (form of proxy shall not be filed as an exhibit).
Questions and Answers About the Bowen Shareholder Proposals
Q: What happens if a substantial number of Public Shareholders exercise their redemption rights?, page 19

4. We note your response to prior comment 6. Please amend the prospectus to include the representations in your response letter.
Summary of the Proxy Statement/Prospectus
Organizational Structure of NewCo and Qianzhi, page 23

5.     We note your revised organizational chart in response to prior comment
13. Please revise
       the chart to use both fonts and graphics large enough to be easily legible. In addition, please revise the narrative before the chart to further clarify what the chart represents.
Bowen Board's Reasons for Approval of the Business Combination, page 28

6. Please disclose the reasons of the SPAC for the structure and timing of the de-SPAC transaction and any related financing transaction. Please refer to Item 1604(b)(3) of
       Regulation S-K.
Permissions Required from the PRC Authorities for New Bowen's Operations, page
35

7. We note your revised disclosure in response to prior comment 10 and re-issue the comment in part. Please state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied.
       Please revise the disclosure on page 37 to disclose the Chinese law firm on whose advice you have relied to determine that Qianzhi is not required to apply or complete any cybersecurity review from PRC governmental authorities, including the CAC. Please also
 August 16, 2024
Page 3

       revise the disclosure on page iv of the shareholder letter to clarify the status of and beliefs regarding each companies' need for filing and status of compliance.
Our insurance coverage may not be sufficient to cover all risks in relation to our business operations..., page 53

8. We reissue comment 16 in part. Please revise the heading to this risk factor to clarify the nature of the risk described in the risk factor. It appears your earlier disclosure, that your insurance coverage is insufficient to protect you against most losses, should be reflected in the risk factor heading.
Background of the Business Combination, page 117

9.     We note your revised disclosure that "Mr. Zhang sent to Qianzhi   s
management a draft
       non-binding letter of intent for the proposed business combination for review, which included a proposed transaction structure and a range of pre-money equity value for
       Qianzhi based on the financial information provided by Qianzhi to Bowen and preliminary P/E multiples based on a comparable companies analysis performed by
       Bowen." Please disclose the range of pre-money equity values included in the letter of intent. Additionally, please provide additional detail regarding the financial information provided by Qianzhi and how this information was used to prepare the valuations.
       Finally, please disclose the P/E multiples and list of comparable companies used to prepare these valuations.
10. We note your revised disclosure in response to prior comment 23 and re-issue the comment in part. Please revise your disclosure in this section to note:
           any discussions about the need to obtain additional financing for the combined company, such as a PIPE transaction, and the negotiation/marketing processes; and
           any discussions about continuing employment or involvement for any persons affiliated with the SPAC before the merger, any formal or informal commitment to retain the financial advisors after the merger, and any pre-existing relationships between SPAC sponsors and additional investors.
Opinion of Newbridge Securities, Fairness Opinion Provider, page 121

11.    We note your revisions in response to prior comment 24. Your disclosure
that    the
       average market capitalization and revenue of the companies included in the dataset were
       larger than Qianzhi   s    may not adequately convey the significance of
the difference
       between Qianzhi and the companies, which have high market capitalization, an extensive history of operations and recent annual net sales between $5 billion and $82 billion.
       Please provide a discussion of the differences between Qianzhi and the companies selected with quantified information as necessary to convey the magnitude of the differences. Clearly explain the impact on the usefulness of the analysis.
12. We note your revisions in response to prior comment 25. Please expand your discussion of the transactions used in your Comparable Precedent M&A Transaction Analysis to clearly disclose the result is heavily impacted by transactions involving much larger companies with multiple billions in annual net sales or similar disclosure that conveys the magnitude of the differences. Clearly explain the impact on the usefulness of the analysis.
 August 16, 2024
Page 4
13. Here or elsewhere in the proxy statement/prospectus, please describe the method of selection used to retain Newbridge. Please refer to Item 1607(b)(3) of Regulation S-K.
Unaudited Prospective Financial Information of Qianzhi, page 126

14. We note your response to comment 32 and reissue in part. Please provide a detailed explanation of the basis for the annual revenue growth rate of 71% to 101% used for
       2025 through 2028. Explain (1) Whether Qianzhi has any new products that are ready to launch in 2025, (2) any planned new sales channel or new markets in place, and (3) how your future product development and marketing channel increased Qianzhi's customer base. We note several assumptions listed on page 127.
Unaudited Pro Forma Financial Statements , page 140

15. We note your response to comment 39, please revise Note (A) on page 143 to disclose how you derived Bowen's statement of operations for twelve months ended March 31,
       2024.
16. We note your response to comment 41. It appears Earn-out shares are part of the Merger
       Consideration. Tell us your consideration of recording Earn-out shares as a liability upon the closing of the acquisition. In addition, provide us the computation of the Merger
       Consideration Value, as requested previously.
17. We note your response to comment 43, please reflect the PIPE Financing in the Pro
       Forma financial statements.
Material U.S. Federal Income Tax Effects of the Business Combination, page 146

18. We note your response to prior comment 48 that "[b]ecause the Registration Statement as currently drafted does not contain a representation as to the qualification of the Business
       Combination for tax-free treatment, we respectfully submit that no tax opinion is required to be filed." Item 1605(b)(6) of Regulation S-K requires disclosure in the prospectus of the federal income tax consequences of the de-SPAC transaction to the SPAC, the target company, and their respective security holders. Please revise your tax disclosure to clearly address the tax consequences of the de-SPAC transaction. We also note your statement on page 149 that "[h]olders of Bowen Ordinary Shares (whether or not U.S.
       Holders, and, in each case, as described below, whether or not Bowen or New Bowen are treated as a PFIC for U.S. federal income tax purposes or the Business Combination qualifies as a Reorganization) will not recognize gain or loss for U.S. federal income tax purposes in the Business Combination." This appears to be a representation that the
       Business Combination will qualify for tax-free treatment. As such, please revise to file an opinion of counsel regarding this and any material federal tax consequences of the
       Merger.
19. The disclosure in this section appears limited to the material United States federal income tax consequences of the Business Combination to the holders of Bowen Ordinary Shares.
       Please expand your disclosure to address the Federal income tax consequences of the
       Business Combination to Bowen, Qianzhi, and Qianzhi's security holders. Please refer to
       Item 1604(b)(6) of Regulation S-K.
 August 16, 2024
Page 5
SPAC Sponsors, page 156

20. Please describe the general character of the SPAC sponsor's business. Please refer to Item
       1603(a)(2) of Regulation S-K.
21. Please identify the controlling persons of the SPAC sponsor. Disclose, as of the most recent practicable date, the persons who have direct and indirect material interests in the
       SPAC sponsor, as well as the nature and amount of their interests. Please refer to Item
       1603(a)(7) of Regulation S-K.
Information About NewCo and Qianzhi
Intellectual Property and Research and Development:, page 163

22. We note your response to prior comment 51. Please revise to refrain from characterizing these business partners as "well-recognized" organizations and research institutions or revise to clarify the terms of your contracts with them as explained in your response.
Product Testing , page 168

23. We note your response to prior comment 52 and your statement that "[t]he products in
       our Qianzhi Yang   Private Care Series and our Zone Clean   Hypochlorite
Disinfectant
       Series satisfy all applicable regulatory standards with a demonstrated bactericidal effect between 90 and 99%." Please reconcile this statement with the claims in your graphics that your products achieved more than 99% bactericidal effect and 99.999% effect.
       Please also clarify the "applicable regulatory standards" by revising this section and your
       "Government Regulations" section beginning on page 179 to clarify which category of current government standards, regulations and/or licensing requirements apply to your various products, including these products.
Information About NewCo and Qianzhi
Intellectual Property, page 172

24. We note your revised disclosure in response to prior comment 54 that "Qianzhi owns 27 patent rights for utility models, which will expire between 2030 and 2032; 3 patent rights for designs, which will expire in 2037; and 1 patent right for an invention, which will expire in 2039." Please expand on this disclosure to provide the type of patent protection and expiration year for the patents related to your ozone-based personal care products, cosmetic products and your disinfection products rather than aggregating the disclosure.
Certain Relationships and Related Person Transactions
Bowen Related Party Transactions, page 220

25. We reissue comment 59 in part. Please revise to disclose the persons related to TenX
       Global Capital and other members of Bowen Holdings LP you have not identified. Also revise to disclose which of the Sponsors agreed to loan Bowen the IPO expenses, the amounts paid to date to (1) Bowen Holding LP for "certain general and administrative services, including office space, utilities and administrative support;" and (2) TenX
       Global Capital. Finally, please revise to disclose the non-interest bearing loans Bowen has received to date from Bowen's initial shareholders, officers, directors and their affiliates, identifying those individuals.
 August 16, 2024
Page 6
Signatures, page II-5

26. We note that Qianzhi Group Holding (Cayman) Limited has been added as a co-
       registrant. However, it appears you have only included a signature block for the registrant. The registration statement must be signed by the registrant, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer, and by at least a majority of the board of directors or persons performing similar functions. If the registrant is a foreign person, the registration statement must also be signed by its authorized representative in the United States. Please revise the Signatures section to include all required signatures. Please refer to Instruction
       1 to the Signatures section of Form S-4.
General

27. We note your revised disclosure on page 101 in response to comment 65 and reissue the comment in part. Please revise the risk factor to disclose the location of the non-U.S.
       persons with ties to Qianzhi, Bowen and related entities whom we asked you to identify in our comment. Please also revise the section of your document addressing the
       Enforceability of Civil Liabilities to address the locations of your officers and directors who are non-U.S. persons. Refer to Item 101(g) of Regulation S-K.
28.    Please include the disclosure required by Item 1603(c) of Regulation
S-K.
29.    Please include the disclosure required by Item 1605(c) of Regulation
S-K.
30.    Please include the disclosure required by Item 1606(c) of Regulation
S-K.

       Please contact Christie Wong at 202-551-3684 or Terence O'Brien at 202-551-3355 if
you have questions regarding comments on the financial statements and related matters. Please contact Conlon Danberg at 202-551-4466 or Abby Adams at 202-551-6902 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Industrial Applications and
                                                             Services
cc:   Jeffrey Gallant, Esq.